July 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Sharon Blume, Accounting Branch Chief
Jim Rosenberg, Senior Assistant Chief Accountant
Jim Peklenk, Senior Staff Accountant

Re:	Oncothyreon Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 10, 2015
File No. 001-33882

Dear Mr. Rosenberg:

On behalf of Oncothyreon Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 7, 2015 related to the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on March 10, 2015 (the “Form 10-K”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comment letter, and we have set forth below, in bold italics, the text of the Staff’s comments prior to the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years ended December 31, 2014, 2013 and 2012

Research and Development, page 36

1.	Please provide us proposed disclosure to be included in future periodic reports that provides a break out of research and development expense by project or in some other manner to provide more transparency as to the type of expenses incurred.

In response to the Staff’s comment, the Company proposes to include in future periodic reports the following disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Research and Development.”

Please note, the following is an example of future disclosure for the Company’s Annual Report on Form 10-K. The disclosure format for interim periods would be modified to reflect information for the three months and year-to-date periods for the relevant year.

Example Disclosure:

Research and Development

The following table summarizes the period over period changes in research and development expenses:

Years Ended December 31,
	[Yr1]		Change		[Yr2]		Change		[Yr3]
(In millions, except percentages)
Research and Development	$	xx.x	xx	%	$	xx.x	xx	%	$	xx.x

Research and development expenses have related primarily to the development of our discovery research and clinical stage programs. We do not currently utilize a formal time allocation system to capture expenses on a project-by-project basis because we are organized and record expense by functional area.

The following table summarizes our research and development expenses by functional area for the years ended December 31, [Yr1], [Yr2] and [Yr3]:

Years Ended December 31,
	[Yr1]	[Yr2]	[Yr3]
(In thousands)
External expenses[1]
Preclinical research expenses	$	$	$
Clinical development expenses
Manufacturing expenses
License Fees / Milestones

Total external expenses	$	$	$

All other expenses[2]

Total research and development	$	$	$

[1]	External expenses include costs paid to outside parties for activities associated with our preclinical, clinical and manufacturing efforts as well as costs associated with licensing agreements we have entered into with third parties.
[2]	All other expenses include personnel costs, stock compensation expenses, facility and equipment costs and other internal costs associated with our research and development activities.

In [Yr1], research and development expenses [increased/decreased] by $x.x million compared to [Yr2] due primarily to [explanation for significant changes in the line items above].

In [Yr2], research and development expenses [increased/decreased] by $x.x million compared to [Yr3] due primarily to [explanation for significant changes in the line items above.]

Contractual Obligations and Contingencies, 40

2.	Please provide us proposed disclosure to be included in future periodic reports that lists all significant quantifiable contractual payments under your licensing, collaboration or other arrangements.

In response to the Staff’s comment, the Company proposes to include in future periodic reports the following disclosure under the heading “Contractual Obligations and Contingencies.”

Contractual Obligations and Contingencies

In our continuing operations, we have entered into long-term contractual arrangements from time to time for our facilities, the provision of goods and services, and the acquisition of technology access rights, among others. The following table presents contractual obligations arising from these arrangements as of December 31, [year]:

Payments Due by Period
	Total		Less than 1 Year		1 - 3 Years		3 - 5 Years		After 5 Years
(In thousands)
[Contractual Obligation]	$	x,xxx	$	xxx	$	xxx	$	xxx	$	xxx

[Text to follow the table which will describe the nature and term of each contractual obligation or contingency]

In addition to the obligations described above, under certain licensing arrangements for technologies incorporated into our product candidates, we are contractually committed to payments for licensing fees and royalties, as well as contingent payments if certain milestones (as defined in the agreements) have been achieved. The achievement of milestones is subject to numerous factors, and we cannot predict when or if such milestones will be achieved. For additional detail concerning the financial terms of our licensing arrangements, please refer to section [            ] of our Form [            ] as of [             ].

[As of [date], none of the milestones (as defined in the agreements) were achieved and, as such, we are not currently contractually committed to any significant quantifiable payments for licensing fees, royalties or other contingent payments.]

We also enter into contracts in the ordinary course of our business such as clinical CRO service contracts and manufacturing service contracts. These contracts are fee for service contracts that are terminable at will by us, and do not provide for fixed payments to be made at specific intervals. Payments for these contracts are expensed in the period that the service is incurred.

Notes to the Consolidated Financial Statements Note 5 – Acquisition, page F-16

3.	Please provide us with the following information regarding your August 8, 2014 acquisition of Alpine Biosciences, Inc.:

•	Tell us how you considered the guidance in ASC 805-10-55-4 through 9 in determining that Alpine Biosciences, Inc. was a business.

•	Disaggregate and quantify the line item “indefinite-lived intangible assets” ($19.7M) into its primary components and describe the nature of each component.

•	Describe the series of awarded patents and filed patent applications (“IPR&D”) that “are the basis of the platform which forms a major part of the planned future products,” as mentioned in the last paragraph on the above referenced page. Confirm whether IPR&D is associated with patents filed by STC.UNM and, if not, clarify the planned future products you are referring to.

•	Tell us how the June 30, 2014 Alpine exclusive license agreement with STC.UNM, as discussed on page F-25, is affected by this acquisition, if at all.

First Bullet

In response to the Staff’s comment set forth in the first bullet, at the time of the acquisition, the Company applied guidance from ASC 805-10-55-4 through 9 to determine if Alpine Biosciences, Inc. was defined as a business that had inputs and processes to apply to those inputs, which would enable the creation of outputs.

Alpine Biosciences, Inc. (“Alpine”), was a privately held biotechnology company developing protocells, a nanoparticle capable of intracellular delivery of nucleic acids, proteins, peptides and small molecules.

Alpine was the exclusive licensee of patents covering the protocell technology that were filed by STC.UNM. Alpine also entered into a Sponsored Research Agreement (“SRA”) with the University of New Mexico (“UNM”) under which further research on protocell technology could be conducted by UNM researchers, and which specified certain rights that Alpine would have with respect to resulting potential additional intellectual property. The Company intends to utilize the protocell technology to develop new product candidates for the treatment of cancer and rare diseases, either on its own or with partners.

The following is a discussion of inputs, processes and outputs as they related to Alpine at the time of the acquisition:

a. Input. Inputs are defined as any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights and employees. At the time of the acquisition, Alpine had an exclusive license with STC.UNM to use their intellectual property and know-how to develop the acquired research.

b. Process. A process is defined as any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates, or has the ability to create, outputs. At the time of the acquisition, Alpine had staff and an SRA with the UNM which set forth a work plan to be conducted at UNM’s research laboratories to further develop the acquired research technology with the goal of generating projects and programs.

c. Output. Outputs are the result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. At the time of the acquisition, Alpine did not have any outputs.

Since the integrated set of activities and assets of Alpine did not have outputs, the Company considered other factors, as provided in ASC 805-10-55-7, to determine whether the set of activities and assets were a business. Those factors include, but are not limited to:

a.	Alpine had begun planned principal activities to develop the inputs and processes into outputs

b.	Alpine had exclusive license to intellectual property rights, staff and an SRA with the UNM to provide the processes that could be applied to those inputs and,

c.	Alpine was pursuing a plan to produce outputs.

While not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business, Alpine met two of the three elements of the definition of a business. Specifically Alpine had inputs, or intellectual property rights to the technology, and a process through the staff and SRA with the UNM that could be applied to those inputs. Additionally, Alpine was pursuing a plan to produce outputs. As a result, the Company determined that Alpine qualified as a business and therefore the acquisition was subject to guidance under ASC 805, Business Combinations.

Second Bullet

In response to the Staff’s comment set forth in the second bullet, the Company advises the Staff that the Company applied the guidance under ASC 805-20-25-10 for recognizing identifiable intangible assets. Under this guidance, an intangible asset is identifiable if it meets either the separability or the contractual-legal criterion described under the guidance. The Company determined that the patented technology-based nanoparticle platform was both separable and met the contractual-legal criterion as the exclusive license to the technology was acquired under an agreement with STC.UNM and the technology rights may be transferred or licensed under the agreement. As a result, the Company recognized the technology as an identifiable intangible asset separate from goodwill. This platform technology was determined to be the only identifiable indefinite-lived intangible asset acquired from Alpine and, therefore, was the sole component of the $19.7 million indefinite-lived intangible asset.

Third Bullet

In response to the Staff’s comment set forth in the third bullet, the Company advises the Staff that pursuant to the Company’s license agreement with STC.UNM, the Company holds a license to two U.S. patents and nine U.S. patent applications, as well as to additional corresponding foreign patent applications, that cover the protocell technology. As described under the First Bullet heading above, protocells are nanoparticles capable of intracellular delivery of cargos, including small-molecule drugs and biologic molecules such as nucleic acids, proteins and peptides. Each protocell is composed of a very small silica core surrounded by a lipid bilayer. Because protocell technology can be used to deliver a wide range of cargos, it has potential application in a number of disease indications that are within the scope of the license, and thus the Company views the protocell technology as a platform technology that can be developed by the Company, and by additional potential collaborators, for a number of potential indications. The Company confirms that the Staff is correct that the IPR&D is associated with patents and patent applications filed by STC.UNM relating to the protocell technology, not any other technology.

Fourth Bullet

In response to the Staff’s comment set forth in the fourth bullet, the Company advises the Staff that the exclusive license agreement between Alpine and STC.UNM was assigned to the Company, and assumed by the Company, as of the effective date of the Alpine acquisition and remains in effect between STC.UNM and the Company.

*            *             *

Pursuant to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

/s/ James Evans

James Evans

cc:

Julie Eastland, Chief Financial Officer

Steven Landas, Controller

Elizabeth Bekiroglu, Senior Counsel

Oncothyreon Inc.

Effie Toshav

Alan Smith

Amanda Rose

Fenwick & West LLP